SEC Mail Processing Section RECEIVED 2006 Washington, DC 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVEST CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8184 MADRILLON OAKS COURT
(No. and Street)

VIENNA (City) VA (State) 22182 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIET VO 646-822-2163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM CHAN
(Name – *if individual, state last, first, middle name*)

4211 8TH AVENUE (Address) BROOKLYN (City) NY (State) 11232 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/13/06 cm

OATH OR AFFIRMATION

I, KIET VO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVEST CAPITAL INVESTMENTS, LLC, as of MAY 25, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NY
COUNTY OF NY

SWORN ON
MAY 25, 2006

Signature

GEN. PRINCIPAL, CHF COMPLIANCE OFFICER
Title

Notary Public

KEVIN NG
Notary Public, State of New York
No. 01NG6104470
Qualified in New York County
My Comm. Expires January 20, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVEST CAPITAL INVESTMENT, LLC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions for this filing, see section 240.17a-5(e)(3).

HARVEST CAPITAL INVESTMENT, LLC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

WILLIAM J. CHAN
Certified Pubic Accountant Accounting-Auditing-Bookkeeping-Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437-1816 Fax: (718) 437-3887

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harvest Capital Investment, LLC

I have audited the accompanying balance sheet of Harvest Capital Investments, LLC as of December 31, 2005, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Harvest Capital LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedules are the responsibilities of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William J. Chan, C.P.A.
February 15, 2006

HARVEST CAPITAL INVESTMENTS, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash - Checking Account	$	6,407
Cash - Money Market		4,800
Total Current Assets		11,207
FIXED ASSETS		
Equipment		7,019
Accumulated Depreciation		(7,019)
Total Fixed Assets		-
OTHER ASSETS		
Due From Members		28,092
Prepaid Expense		462
Total Other Assets		28,554
TOTAL ASSETS	$	39,761

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES		
Liabilities	$	-
Total Current Liabilities		-
TOTAL LIABILITIES	$	-
CAPITAL		
Members Equity	$	133,035
Retained Earnings		(93,274)
Total Members Equity	$	39,761
TOTAL LIABILITIES & MEMBER'S EQUITY	$	39,761

HARVEST CAPITAL INVESTMENTS, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME	
Commission	$ 199,136
Total Income	199,136
EXPENSES	
Auto	3,983
Administrative	5,228
Management Fees	81,400
Dues	114
Bank Charges	1,429
Legal and Professional	2,324
Licenses & Fees	215
Miscellaneous	400
Insurance	300
Rent	1,386
Telephone	1,783
Consulting	62,095
Entertainment	10,000
NASD	9,550
Utilities	3,174
Travel	1,394
Total Expense	184,775
INCOME FROM OPERATIONS	14,361
OTHER INCOME (EXPENSES)	
Interest Income	137
Total Other Income	137
NET INCOME BEFORE INCOME TAX	14,498
INCOME TAXES (NOTE 1)	-
NET INCOME	$ 14,498

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital	Retained Earnings	Total
BALANCE JANUARY 1, 2005	$ 133,035	$ (107,772)	$ 25,263
NET INCOME FOR THE PERIOD		14,498	14,498
BALANCE DECEMBER 31, 2005	$ 133,035	$ (93,274)	$ 39,761

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	14,498
Adjustments to Reconcile Cash Flow		
Decrease (Increase) in Current Assets		
Accounts Receivable		-
Due From Members		(20,611)
Prepaid Rent		1,386
Increase (Decrease) in Current Liabilities		
Accounts Payable		(1,250)
Total Adjustments		(20,475)
Cash Provided (Used) by Operations		(5,977)
NET INCREASE (DECREASE) IN CASH		(5,977)
CASH AT BEGINNING OF PERIOD		17,184
CASH AT END OF PERIOD	$	11,207

HARVEST CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share

This is an LLC therefore there are no shares of stock.

Income Taxes

The Company is an LLC and has elected to be taxed as a Partnership for income tax purposes. Therefore no provision for income taxes has been made in the accompanying financial statements.

Depreciation Expense

Depreciation of property, plant and equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditure for major renewals and betterments which extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expenses.

NOTE 2 – RELATED PARTY AGREEMENT

Under the term of the management Memorandum dated January 1, 2005, between Real Estate Technical Advisors ("Parent") and the Company, the Parent shall provide management consulting services to the Company in exchange for a monthly compensation of $12,000. In the event the Company unable to meet this obligation, the Parent shall forgive and assume these and any other liabilities of the Company.

NOTE 3 – NET CAPITAL REQUIREMENTS

The company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $11,207, which was $6,207 in excess of its required net capital of $5,000

HARVEST CAPITAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

COMPUTATION OF REGULATORY CAPITAL:		
Member's equity	$	39,761
Non - Allowable Asset		
Due from Members		28,092
Prepaid Rent		462
		28,554
Net Capital	$	11,207
MINIMUM NET CAPITAL REQUIRED (the greater of 5,000 or 6 2/3 of aggregate indebtedness)	$	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$	6,207
AGGREGATE INDEBTEDNESS		-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

There are no material differences between the computation of net capital under rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2004 Form X-17A-5 Part IIA filing

Compliance Examiner
National Association of Securities Dealers

After examination of Harvest Capital Investments, LLC as of the date of this letter, I find no evidence that Harvest Capital Investments, LLC conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule (K)(2)(ii).

Harvest Capital Investments, LLC is an introducing broker, which clears all transaction on a fully disclosed basis with the clearing brokers, HSBC and Dresdner Kleinwort Wasserstein. Harvest Capital Investments, LLC does not handle customer funds or securities. All customers are instructed to send funds or securities directly to clearing brokers.

William J. Chan, C.P.A.
February 15, 2006

HARVEST CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share

This is an LLC therefore there are no shares of stock.

Income Taxes

The Company is an LLC and has elected to be taxed as a Partnership for income tax purposes. Therefore no provision for income taxes has been made in the accompanying financial statements.

Depreciation Expense

Depreciation of property, plant and equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditure for major renewals and betterments which extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expenses.

NOTE 2 – RELATED PARTY AGREEMENT

Under the term of the management memorandum dated January 1, 2005, between Real Estate Technical Advisors ("Parent") and the Company, the Parent shall provide management consulting services to the Company in exchange for a monthly compensation of $12,000. In the event the Company unable to meet this obligation, the Parent shall forgive and assume these and any other liabilities of the Company.

NOTE 3 – NET CAPITAL REQUIREMENTS

The company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $11,207, which was $6,207 in excess of its required net capital of $5,000.

WILLIAM J. CHAN
Certified Pubic Accountant Accounting-Auditing-Bookkeeping-Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437-1816 Fax: (718) 437-3887

INTERNAL CONTROL REPORT

Board of Directors:
Harvest Capital Investments, LLC

I have examined the financial statements of Harvest Capital Investments, LLC for the year ended December 31, 2005 and have issued my report thereon dated February 15, 2006. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My Study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Harvest Capital Investments, LLC taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding an on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

William J. Chan, C.P.A.
February 15, 2006